------                                 U.S. Securities and Exchange Commission
FORM 4                                         Washington, D.C. 20549
------
[ ]  Check box if no longer         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     subject to Section 16.
     Form 4 or Form 5 obligation        Filed pursuant to Section 16(a) of the
     may continue.                      Securities Exchange Act of 1934, Section
     See Instruction 1(b).              17(a) of the Public Utility Holding
     ---                                Company Act of 1935 or Section 30(f)
                                        of the Investment Company Act of 1940

-----------------------------------------  -------------------------------------------- --------------------------------------------
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol  6.Relationship of Reporting Person to Issuer

Cieplik     Mark       H.                     Dendrite International, Inc. ("DRTE")       (Check all applicable)
-----------------------------------------     Nasdaq National Market
(Last)     (First)    (Middle)                                                               Director                   10% Owner
                                                                                        -----                      -----
                                                                                         X   Officer (give title        Other
                                                                                        -----             below)   -----  (specify
                                           --------------------------------------------                                   below)
                                           3.IRS Identification   4.Statement for         Senior Vice President of Worldwide Sales
                                             Number of Reporting    Month/Year            ----------------------------------------
                                             Person, if an Entity   August 2000
        360 Woodhill Road                    (Voluntary)
-----------------------------------------                         ------------------------------------------------------------------
            (Street)                                              5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                                     of Original (Month/    (Check applicable line)
                                                                                  Year)
Newtown     PA         18940                                                                X  Form filed by one Reporting Person
                                                                                          -----
-----------------------------------------
(City)    (State)      (Zip)                                                                   Form filed by more than one Reporting
                                                                                               Person
                                                                                          -----
------------------------------------------------------------------------------------------------------------------------------------
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.Title of Security 2.Trans- 3.Transaction    4.Securities Acquired (A) or      5.Amount of Securi- 6.Ownership  7.Nature of
  (Instruction 3)     action   Code             Disposed of (D) (Instructions     ties Beneficially   Form:        Indirect
                      Date     (Instruction 8)  3, 4, and 5)                      Owned at End of     Direct       Beneficial Owner-
                      (Month/                                                     Month               (D) or       ship
                      Day/                                                        (Instructions       Indirect (I) (Instruction 4)
                      Year)                                                       3 and 4)            (Instruc-
                              -------------------------------------------------                       tion 4)
                              Code      V       Amount    (A) or     Price
                                                          (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           --      --                --        --          --            326                  I           ESPP(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         8/1/00    M                15,000     A           $4.25           0                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         8/1/00    S                15,000     D          $28.08           0                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         8/4/00    M                15,000     A           $4.25           0                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         8/4/00    S                 5,000     D          $30.94           0                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         8/4/00    S                 5,000     D          $29.44           0                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         8/4/00    S                 5,000     D          $30.44           0                  D
------------------------------------------------------------------------------------------------------------------------------------

*If the  Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.(Print or Type Response)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.Title of     2.Conversion  3.Trans-   4.Transaction    5.Number of      6.Date Exercisable and 7.Title and Amount    8.Price of
  Derivative     or Exercise   action     Code (Inst.8)    Derivative       Expiration Date        of Underlying         Derivative
  Security       Price of      Date                        Securities       (Month/Day/Year)       Securities            Security
  (inst. 3)      Derivative    (Month/                     Acquired (A) or                         (Inst. 3 and 4)       (Inst. 5)
                 Security      Day/                        Disposed of (D)
                               Year)                       (Inst. 3, 4,
                                                           and 5)
                                         -------------------------------------------------------------------------------------------
                                         Code    V        (A)   (D)         Date Exer-   Expir-    Title   Amt or
                                                                            cisable      ation             # of
                                                                                         Date              Shares
------------------------------------------------------------------------------------------------------------------------------------
Options to         $4.25       8/1/00     M                     15,000       7/30/00     5/29/07   Common   15,000          N/A
Purchase                                                                                            Stock
Common
Stock(2)
------------------------------------------------------------------------------------------------------------------------------------
Options to         $4.25       8/4/00     M                     15,000       7/30/00     5/29/07   Common   15,000          N/A
Purchase                                                                                            Stock
Common
Stock(2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
9.Number of        10.Ownership      11.Nature of
  Derivative          Form of           Indirect
  Securities          Derivative        Beneficial
  Beneficially        Security:         Ownership
  Owned at            Direct (D)        (Inst. 4)
  End of Month        Indirect (I)
  (Inst. 4)           (Inst. 4)

--------------------------------------------------------------------------------
   213,500              D
--------------------------------------------------------------------------------
   213,500              D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Explanation of Responses:

(1) Such  shares of Common Stock of the Issuer are held in the Issuer's Employee
Stock Purchase Plan.
(2) Such  options become exercisable as follows: 25% on the first anniversary of the  date of grant, and the remaining 75% shall become exercisable pro-rata on a monthly  basis over the following three years,  whereby 1/48th of such remaining options shall vest  on each one month anniversary after the first anniversary of the date of grant.
                                                                                    /s/ Mark H. Cieplik                 9/7/00
                                                                                -------------------------------       --------------
                                                                                **Signature of Reporting Person       Date

     **  Intentional  misstatements  or  omissions of facts  constitute  Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                     ---
     Note: File three copies of this Form, one or which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.                                                           Page 2
                                   ---
